# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Manulife Private Credit Fund, CIK 0001988280
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Ownership
Address of issuer's principal executive offices: 200 Berkeley Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 04/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001765496

## Reporting persons
- Manufacturers Life Reinsurance Limited: type of reporting person: non-U.S. institution (FI); sole voting power 744,978; sole dispositive power 744,978; aggregate amount beneficially owned 744,978 (12.26% of the class)

## Item 1. Issuer
Name of issuer: Manulife Private Credit Fund
Address of issuer's principal executive offices: 200 Berkeley Street, Boston, MA 02116

## Item 2. Person Filing
Name of person filing: Manufacturers Life Reinsurance Limited
Address of principal business office or, if none, residence: The Goddard Building Haggatt Hall St. Michael, C8 BB11059
Citizenship: Barbados

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance Company

## Item 4. Ownership
Amount beneficially owned: 744,978
Percent of class: 12.26
Sole power to vote or to direct the vote: 744,978
Sole power to dispose or to direct the disposition: 744,978

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Manufacturers Life Reinsurance Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Manufacturers Life Reinsurance Limited: /s/ Betsy Anne Seel, Betsy Anne Seel, by Power of Attorney filed herewith (05/07/2025)